28 Liberty Street, 41st Floor

New York, NY 10005

D / 212-238-8619

August 7, 2023

via hand delivery and edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Sardra Wall
John Hodgin
Jenifer O’Brien
Shannon Buskirk
Anuja A. Majmudar
Timothy Levenberg

Re:	Greenfire Resources Ltd. Amendment No. 2 to Registration Statement on Form F-4 Filed July 18, 2023 File No. 333-271381

Ladies and Gentlemen:

On behalf of our client, Greenfire Resources Ltd. (“New Greenfire” or the “Company”), we are providing the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “SEC”) set forth in its letter, dated July 31, 2023, with respect to the above-referenced Company’s registration statement on the Amendment No. 2 to Form F-4 (the “Second Amended Registration Statement/Proxy Statement”).

The Company is concurrently filing via EDGAR this letter and Amendment No. 3 to the Registration Statement/Proxy Statement (the “Third Amended Registration Statement/Proxy Statement”), which includes revisions made in response to the comments received from the Staff as well as certain additional changes to update the disclosure contained in the Second Amended Registration Statement/Proxy Statement. We are separately furnishing to the Staff courtesy copies of the Third Amended Registration Statement/Proxy Statement marked to show the changes to the Second Amended Registration Statement/Proxy Statement.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Second Amended Registration Statement/Proxy Statement. All references to page numbers in the Company’s responses are to the pages of the Third Amended Registration Statement/Proxy Statement.

Amendment No 2 to Registration Statement on Form F-4

Business of Greenfire and Certain Information About Greenfire Description of Business

Principal Properties, page 247

1.

We have read your response to prior comment 6. We reissue the comment as we are unable to locate revisions relating to the disclosure of your gross and net undeveloped acreage amounts or an explanation for why no revisions in the disclosure of your undeveloped acreage were necessary.

Please expand your description of the Hangingstone Expansion and Demo assets on pages 247-248 to explain the future development plan relating to your undeveloped reserves including: reservoir thickness, well spacing, and the undeveloped well placement in relation to currently producing wells. Also, in regard to your land acreage disclosure on page 248, explain why none of the Hangingstone lease acreage is considered undeveloped based on the definition of undeveloped reserves shown on page 252 and in Rule 4- 10(a)(31) that “undeveloped reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion,” which is consistent with the definition of undeveloped acreage in Item 1208(c)(4) of Regulation S-K. Please revise your disclosures accordingly or tell us why a revision is not needed. Refer to the disclosure requirements in Item 1208(b) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures on pages 251-252 of the Third Amended Registration Statement/Proxy Statement.

Supplementary information for Greenfire Resources Inc. - oil and gas (unaudited), page F-94

2.	We note that the disclosure on page F-95 relating to FASB ASC 932-235-50-4 and 50-5 appears to be limited to the information for the current fiscal year ended December 31, 2022 and does not additionally address the fiscal year ended December 31, 2021. Please revise your tabular disclosure further to disclose the net quantities of proved developed and undeveloped reserves at the beginning of the initial year and the changes in those net quantities as reflected in the reserves reconciliation ending December 31, 2021.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosures on pages F-95-F-97 and pages 256-258 of the Third Amended Registration Statement/Proxy Statement. The Company has added disclosure of the net quantities of proved developed and undeveloped reserves from December 31, 2020, and the changes in those net quantities as reflected in the reserves reconciliation ending December 31, 2021. Due to the acquisition of the Demo Asset and the Expansion Asset in 2021, there are no proved developed and undeveloped reserves as of December 31, 2020.

Signatures, page II-7

3.	Please provide all the signatures that Form F-4 requires, and also specify the capacity in which any new signatories are signing. Instruction 1 to Form F-4 (Signatures) requires that a majority of the board of directors sign the registration statement.

RESPONSE: The Company respectfully advises the Staff that, currently, Robert Logan and David Phung are the only two members of the board of directors of the Company and, as such, all of the current directors of the Company have signed the Third Amended Registration Statement/Proxy Statement. In response to the Staff’s comment, the Company has revised the disclosures on pages 49, 162, 211 and 313 of the Third Amended Registration Statement/Proxy Statement to clarify that the individuals identified on page 248 are the members of the board of directors of Greenfire Resources Inc., the individuals identified on page 211 are the current directors of the Company, and the individuals identified on pages 49, 162 and  313 are expected to serve as the members of the board of directors of the Company following the Business Combination.

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 238-8619. We thank you in advance for your attention to the above.

Sincerely,

/s/ Guy P. Lander
Guy P. Lander

cc:	Robert Logan, Chief Executive Officer and Director, Greenfire Resources Ltd.
David Phung, Chief Financial Officer and Director Greenfire Resources Ltd.
Charles Garner, M3 - Brigade Acquisition III Corp.
Sylvie Welsh, Burnet, Duckworth & Palmer LLP
John L. Robinson, Wachtell, Lipton, Rosen & Katz

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